Exhibit 99.1

Hepsiburada Announces the 18-month Results of the “Trade and Technology Empowerment for the Earthquake Region” Program

ISTANBUL, September 25, 2024 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), announces the 18-month results of the “Trade and Technology Empowerment for the Earthquake Region” program (the “Program”) for the period from March 6, 2023 to September 6, 2024.

Since the Program’s launch in March 2023:

•	The total number of active merchants operating in the earthquake region has reached approximately 8,900, with approximately 4,650 new businesses selling their products online through Hepsiburada. The number of new businesses increased by more than 22% over the last three months.

•	Active sellers in the earthquake region sold a total of 10.3 million products through 6.8 million orders, generating a trade volume exceeding TRY 6.8 billion. The trade volume increased by approximately 30% over the last three months.

•	The trade volume generated by over 3,700 women entrepreneurs and women’s cooperatives in the region reached over TRY 480 million.

•	Following the E-Commerce Specialization Centers in Adana and Hatay, Hepsiburada plans to open a third one in Kahramanmaraş in September to support existing merchants and organize training courses and programs for those who are new to the e-commerce market.

•	Hepsiburada’s training and internship program called “Promise for Tomorrow” started for the second time for the university students affected by the earthquakes. In the new academic term, third- and fourth-year engineering students selected for the program will get e-commerce, entrepreneurship and marketing courses. At the end of the eight-week program, the most successful ones will get the opportunity to attend a three-month internship at Hepsiburada.

The Program is expected to last for two years from its inception.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in this press release, and include but are not limited to statements regarding Hepsiburada’s “Trade and Technology Empowerment for the Earthquake Region” program. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to” and similar statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward-looking statements, see our 2023 annual report filed with the SEC on Form 20-F on April 30, 2024 (Commission File Number: 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by Hepsiburada from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing Hepsiburada’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to Hepsiburada, and Hepsiburada and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting over 66 million members with over 264 million stock keeping units across over 30 product categories. Hepsiburada provides goods and services through its hybrid model combining first-party direct sales (1P model) and a third-party marketplace (3P model) with approximately 101 thousand merchants.

With its vision of leading the digitalization of commerce, Hepsiburada acts as a reliable, innovative and purpose-led companion in consumers’ daily lives. Hepsiburada’s e-commerce platform provides a broad ecosystem of capabilities for merchants and consumers including: last-mile delivery and fulfilment services, advertising services, on-demand grocery delivery services, and payment solutions offered through Hepsipay, Hepsiburada’s payment companion and BNPL solutions provider. HepsiGlobal offers a selection from international merchants through its inbound arm while outbound operations aim to enable merchants in Türkiye to make cross-border sales.

Since its founding in 2000, Hepsiburada has been purpose-led, leveraging its digital capabilities to develop the role of women in the Turkish economy. Hepsiburada started the ‘Technology Empowerment for Women Entrepreneurs’ programme in 2017, which has supported approximately 55 thousand female entrepreneurs throughout Türkiye to reach millions of customers with their products.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com